February 24, 2021

QTA: TSX VENTURE

QTRRF: OTCQB International

Quaterra Enters Into Agreement to Sell Certain Yerington Water Rights for US$2.91 Million

VANCOUVER, B.C. - Quaterra Resources Inc. today announced its wholly-owned subsidiary Singatse Peak Services LLC ("SPS") has entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture in the district, for US$2.91 million.

Desert Pearl has paid an initial $1 million on signing into escrow which will be released to Quaterra once the application for change is submitted to the State of Nevada Division of Water Resources (NDWR). These funds will be available to Quaterra for corporate use. The balance of funds of $1.91 million will be paid when the deal closes and the NDWR approves an application to change the manner of use of the water rights from mining to agriculture, their place of use and when title is transferred to Desert Pearl.

Once the sale has closed, SPS will retain about 5,000 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property. In addition to SPS's primary ground water rights, Quaterra also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

Funds from the sale will be used to progress the Company's MacArthur copper project, assess exploration opportunities and for general corporate purposes.

The sale of water rights is non-dilutive to shareholders.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,

Thomas Patton, Chairman

Quaterra Resources Inc.

For more information please contact:

Karen Robertson, Corporate Communications, 778-898-0057

Thomas Patton, Chairman, Quaterra Resources Inc., 604-641-2758

email: info@quaterra.com

website: www.quaterra.com

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "believes", "anticipates", "intends", "has the potential", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the transaction described herein will complete. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.